MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07020301

SEC MAIL PROCESSING
RECEIVED
JAN [illegible] 2007
WASH. D.C.
210
SECTION

December 28, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated December 28, 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED

JAN 1 7 2007

THOMSON
FINANCIAL

for D. MacAulay
BARBARA O'NEILL

dlw 1/16

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

DECEMBER 28, 2006

News Release: 06-23

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has closed its non-brokered private placement for 5,250,000 non flow-through ("NFT") Units at a price of $0.10 per NFT Unit and 1,916,666 flow-through common shares ("FT Common Shares") at a price of $0.12 per FT Common Share, for combined gross proceeds of $755,000.

Each NFT Unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional NFT common share at a price of $0.13 until December 28, 2008. The securities issued are subject to a hold period until April 29, 2007 and a cash commission of 7.5% has been paid to eligible agents ($50,625).

Proceeds of the financing will be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

{W:\DOCS\2729.001\01\00194663.DOC / 2}

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE DECEMBER 28, 2006

News Release: 06-23 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has closed its non-brokered private placement for 5,250,000 non flow-through ("NFT") Units at a price of $0.10 per NFT Unit and 1,916,666 flow-through common shares ("FT Common Shares") at a price of $0.12 per FT Common Share, for combined gross proceeds of $755,000.

Each NFT Unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional NFT common share at a price of $0.13 until December 28, 2008. The securities issued are subject to a hold period until April 29, 2007 and a cash commission of 7.5% has been paid to eligible agents ($50,625).

Proceeds of the financing will be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

•Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **DECEMBER 28, 2006**

News Release: 06-23 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Closes Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has closed its non-brokered private placement for 5,250,000 non flow-through ("NFT") Units at a price of $0.10 per NFT Unit and 1,916,666 flow-through common shares ("FT Common Shares") at a price of $0.12 per FT Common Share, for combined gross proceeds of $755,000.

Each NFT Unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional NFT common share at a price of $0.13 until December 28, 2008. The securities issued are subject to a hold period until April 29, 2007 and a cash commission of 7.5% has been paid to eligible agents ($50,625).

Proceeds of the financing will be used to fund a portion of the proposed 2007 exploration program and for general working capital.

Key projects for 2007 will include exploration on the Black Lake uranium property, diamond drilling on the Meridian gold-silver property, and diamond drilling on the CR copper-molybdenum project.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

{W:\DOCS\2729.001\01\00194663.DOC / 2}